UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB/A

Amendment No. 4

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

VTB Bank (open joint-stock company)

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

Russian Federation

(Jurisdiction of Subject Company’s Incorporation or Organization)

VTB Bank (open joint stock company)

(Name of Person(s) Furnishing Form)

Ordinary Shares with a nominal value of 0.01 Rubles each

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Nikolay Tsekhomsky

Plyuschikha ul., 37, Moscow,

Russian Federation, 119121

+7 (495) 783-18-66

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

August 4, 2009

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Not applicable.

Item 2. Informational Legends

The required legends have been included in prominent portions of Exhibit 99.1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)  Exhibit No. 99.1.

Announcement of VTB Bank (open joint stock company) regarding the results of the rights offering dated September 7, 2009.

(2)  Not applicable.

(3)  Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by VTB Bank (open joint stock company) with the Securities and Exchange Commission on July 29, 2009.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VTB Bank (open joint-stock company)

By:	/s/ Andrei L. Kostin
Name:	Andrei L. Kostin
Title:	President and Chairman of the Management Board

Date:	September 7, 2009